UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                                BIRD CORPORATION
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of class of securities)

                                    097763103
                                 (CUSIP number)

                                  R. KEITH LONG
                             400 ROYAL PALM WAY #204
                            PALM BEACH, FLORIDA 33480
                                 (561) 832-4110

                                 with a copy to

                              MARK H. MIRKIN, ESQ.
                              MIRKIN & WOOLF, P.A.
                      1700 PALM BEACH LAKES BOULEVARD #580
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 687-4460
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                              Page 1 of 7 pages

                                  SCHEDULE 13D

CUSIP NO. 097763103                                        PAGE 2 OF 7 PAGES
-----------------------------                      -----------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Otter Creek Partners I. L. P. 65-0273189

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
                                                                  (b)[ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


                         7  SOLE VOTING POWER
NUMBER OF                   160,900
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                         8  SHARED VOTING POWER
                            -0-

                         9  SOLE DISPOSITIVE POWER
                            160,900

                        10  SHARED DISPOSITIVE POWER
                            -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           160,900

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *          [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.88%

   14      TYPE OF REPORTING PERSON *
           PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 097763103                                        PAGE 3 OF 7 PAGES
-----------------------------                      -----------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           R. Keith Long ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
                                                                  (b)[ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States


                         7  SOLE VOTING POWER
NUMBER OF                   59,000
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                         8  SHARED VOTING POWER
                            -0-

                         9  SOLE DISPOSITIVE POWER
                            59,000

                        10  SHARED DISPOSITIVE POWER
                            -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           59,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *          [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.42%

   14      TYPE OF REPORTING PERSON *
           IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 097763103                                        PAGE 4 OF 7 PAGES
-----------------------------                      -----------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joan Greco and John Fyfe JTWROS ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
                                                                  (b)[ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States


                         7  SOLE VOTING POWER
NUMBER OF                   87,300
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                         8  SHARED VOTING POWER
                            -0-

                         9  SOLE DISPOSITIVE POWER
                            87,300

                        10  SHARED DISPOSITIVE POWER
                            -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           87,300

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *          [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.11%

   14      TYPE OF REPORTING PERSON *
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 097763103

This Amendment No. 2 is filed to reflect the beneficial ownership of (1) Otter Creek Partners I, L.P., a Delaware limited partnership (" Otter Creek"), (2) R. Keith Long, and (3) Joan Greco and John Fyfe JTWROS (jointly ("Fyfe") (Otter Creek, Mr. Long and Fyfe are collectively referred to as the "Reporting Persons").

The following information updates and revises the information set forth in the original Schedule 13D dated February 28, 1996 and Amendment No. 1 dated May 3, 1996.

Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of common stock, par value $1.00 per share (the "Common Stock") of Bird Corporation, a Massachusetts corporation (the "Issuer"), which has its principal executive offices at 980 Washington Street, Suite 120, Dedham, Massachusetts 02026.

Item 2.     IDENTITY AND BACKGROUND.

            This statement is filed jointly by the Reporting Persons.

            Otter Creek has its principal business and executive offices at 400 Royal Palm Way, Suite 400, Palm Beach, Florida 33480. Otter Creek is a private investment company. Otter Creek Management Inc., a Delaware corporation ("OCM"), is the sole general partner and investment advisor of Otter Creek. OCM also serves as an investment advisor to other entities. Mr. Long is the sole executive officer, director and shareholder of OCM. The business address of OCM is 400 Royal Palm Way, Suite 400, Palm Beach, Florida 33480.

            Mr. Long's business address is 400 Royal Palm Way, Suite 400, Palm Beach, Florida 33480. Mr. Long is a director of the Issuer. Mr. Long also manages discretionary stock trading accounts for Fyfe. Mr. Long is a director and the president and sole shareholder of DP River Corporation, an Illinois corporation engaged in the business of holding real estate. Mr. Long no longer serves as an officer or director of Financial Institutions Insurance Group, Ltd. ("FIIG") as reported on the original Schedule 13D.

            During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

                              Page 5 of 7 pages

CUSIP No. 097763103

state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Otter Creek paid $61,950 from its working capital to purchase an additional 15,000 shares of the Issuer reported herein.

            Mr. Long paid $197,680 from his personal funds to purchase the 39,000 shares of the Issuer reported herein from FIIG.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons intend to continue to evaluate the Issuer's financial position, management and business, future developments, market conditions, the price of the Issuer's securities in trading markets and other factors. One or more of the Reporting Persons may, from time to time, purchase or dispose of securities of the Issuer.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Otter Creek beneficially owns 160,900 shares of Common Stock of the Issuer constituting approximately 3.88% of the outstanding Common Stock.

            Fyfe beneficially owns 87,300 shares of Common Stock of the Issuer constituting approximately 2.11% of the outstanding Common Stock.

            Long beneficially owns 59,000 shares of Common Stock of the Issuer constituting approximately 1.42% of the outstanding Common Stock.

            As a group, the Reporting Persons beneficially own 307,200 shares of Common Stock of the Issuer constituting approximately 7.41% of the outstanding Common Stock.

            Since the Reporting Persons' filing of Amendment No. 1 to the original Schedule 13D, the Reporting Persons acquired shares of Common Stock as set forth below. All such shares were acquired through brokers' transactions.

                         SHARES ACQUIRED BY OTTER CREEK
                         ------------------------------
  TRADE DATE                   NUMBER OF SHARES           PRICE PER SHARE
  ----------                   ----------------           ---------------
    5/3/96                         10,000                     $4.60
    1/2/97                          5,000                      5.19

                              Page 6 of 7 pages

CUSIP No. 097763103
                           SHARES ACQUIRED BY MR. LONG
                           ---------------------------
  TRADE DATE                   NUMBER OF SHARES           PRICE PER SHARE
  ----------                   ----------------           ---------------
    5/3/96                          10,000                      4.60
    8/8/96                          10,000                      3.00
   8/20/96                          39,000                      3.12

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
            SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as discussed herein, there are no such contracts, arrangements, understandings or relationships.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 7, 1997

                                    R. Keith Long, individually and on
                                    behalf of John Fyfe and Joan Greco,
                                    JTWROS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 7, 1997
                                    OTTER CREEK PARTNERS I, L.P.
                                    By:   Otter Creek Management, Inc.,
                                          its general partner

                                    By: R. Keith Long, President

                              Page 7 of 7 pages